PUBLIC

QMB APPROVAL	
QMB Number.	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42833

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2020** (MM/DD/YY) AND ENDING **DECEMBER 31, 2020** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **A. P. SECURITIES, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 WATERVIEW DRIVE
(No. and Street)

CENTERPORT	**NY**	**11721**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GEORGE C. REICHLE **631-757-3200**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, **GEORGE C. REICHLE**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or **A. P. SECURITIES, INC.**, as of **DECEMBER 31, 2020** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT
Title



DONNA PALLADINO-PEDSE
Notary Public State of New York
No. 24-4835897
Qualified in Suffolk County
My Commission Expires September 30, 20.21

Public Notary

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

A.P. SECURITIES, INC.

Statement of Financial Condition

For the Year Ended December 31, 2020

A.P. SECURITIES INC.

CONTENTS



hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of A.P. Securities Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of A.P. Securities Inc. as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of A.P. Securities Inc. as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of A.P. Securities Inc.'s management. Our responsibility is to express an opinion on A.P. Securities Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to A.P. Securities Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as A.P. Securities Inc.'s auditor since 2020.

Maitland, Florida

March 29, 2021

A.P. SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

Assets	
Current assets:	
Cash and cash equivalents	$ 21,300
Prepaid expenses	1,000
Total current assets	22,300
Other assets:	
Investments (Note 3)	14,601
Total assets	$ 36,901
Liabilities and stockholder's equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 6,000
Payroll taxes payable	1,362
Income taxes payable	1,182
Total current liabilities	8,544
Stockholder's equity:	
Common stock, no par value, 4,445 shares authorized; 4,245 shares issued and outstanding	35,000
Additional paid-in capital	19,500
Accumulated deficit	(39,314)
Accumulated other comprehensive gain	
Unrealized gain on investment	13,171
Total stockholder's equity	28,357
Total liabilities and stockholder's equity	$ 36,901

See accompanying report of independent registered public accounting firm and notes to financial statements.

2

1. **Summary of significant accounting policies**

   Nature of business
   A.P. Securities, Inc. ("the Company") is a corporation organized under the laws of the State of New York on March 20, 1990, doing business as a broker and dealer in securities registered under the Securities Exchange Act of 1934 and as a member of the Financial Industry Regulatory Authority.

   The Company's primary source of income is commissions and fees from the sale of Mutual Funds.

   Basis of accounting
   The accompanying financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

   Use of estimates
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

   Revenue from contracts with customers
   Revenue from contracts with customers includes fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

   The Company buys and sells mutual funds on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

3

1. **Summary of significant accounting policies (continued)**

Cash equivalents
For purposes of the statements of financial condition and statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Concentration of credit risk
Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and accounts receivable. The Company maintains its cash balances in bank checking accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes they are not exposed to any significant credit risk on cash balances.

Accounts receivable
The Company considers accounts receivable to be fully collectible. Accordingly, no allowance for doubtful accounts has been established. If amounts become doubtful as to collections, an allowance will be established at that time.

Income taxes
As of January 1, 2014 the Company elected to terminate their "small business corporation" (S Corporation) status for federal and state tax purposes. Therefore, federal and state income taxes are accrued at the end of each year in accordance with applicable income tax laws.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. We have determined that there are no material uncertain tax positions that require recognition or disclosure in the financial statements.

The Company is generally not subject to U.S. Federal, State or local income tax examinations related to the Company's activities for tax years before 2018.

Subsequent events
The Company has evaluated those events and transactions that occurred through the date the financial statements were available to be issued. No material events or transactions have occurred during this period which would require disclosure.

2. **Investments**

   During the calendar year 2000, the Company acquired, for $1,430, 110 shares of common stock in The Nasdaq Stock Market, Inc. ("Nasdaq").

   The carrying value and estimated fair value of marketable securities available for sale at December 31, 2020 is as follows:

	Carrying Value	Fair Value	Unrealized Gain
Equities	$ 1,430	$ 14,601	$ 13,171

3. **Fair value measurements**

   In accordance with generally accepted accounting principles, the Company adopted provisions of *Fair Value Measurements and Disclosures* (ASC Topic 820), which establishes a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

   - Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
   - Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
   - Level 3 inputs are unobservable inputs for the asset or liability.

   The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

   The following is a description of the valuation methodologies used for assets measured at fair value.

   Equities – valued at the fair market value based on quoted market prices.

   The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes their valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

3. Fair value measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the assets at fair value as of December 31, 2020:

	Level 1	Level 2	Level 3	Total
Equities	$ 14,601	$ --	$ --	$ 14,601

4. Pension plan

The Company has set up a profit sharing plan during the year 2007, which covers all employees who meet the plan's eligibility requirements. There was no pension expense for the year ended December 31, 2020.

5. Income tax

The provision for income taxes is summarized as follows:

Current tax expense:	
Federal	$ 697
State	52
Total provision for income taxes	$ 749

6. Net capital

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2020 the Company had net capital of $25,167, which was $20,167 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 0.33949 to 1 as of December 31, 2020.

7. Related party transactions

The Company's office space that is used is in the residential property owned by George Reichle. Various items of office furniture, equipment and telephone expenses are also used by the Company without charge. The related party transactions are reported in the Statement of Operations as Office Expense in the amount of $4,063.

8. Commitments and contingencies

There are no commitments and contingencies that would have a material impact as of December 31, 2020.